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03001488

ATES
NGE COMMISSION
.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 26 2003 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 39660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLIN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40700 WOODWARD AVE STE 203
(No. and Street)

BLOOMFIELD HILLS (City) MI (State) 48304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES OLIN 248-645-6045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUEST, OLDS, AND WEST, PLC
(Name – *if individual, state last, first, middle name*)

30600 TELEGRAPH RD STE 3165 (Address) BINGHAM FARMS (City) MI (State) 48025 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES M. OLIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLIN SECURITIES CORPORATION, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James M Olin
Signature

Pres
Title

Terrie J Harris
Notary Public

TERRIE J. HARRIS
NOTARY PUBLIC, WAYNE COUNTY, MI
MY COMMISSION EXPIRES 05/29/2006
ACTING IN OAKLAND CO.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLIN SECURITIES CORPORATION

FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2002

INCLUDING
INDEPENDENT AUDITORS' REPORTS AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

OLIN SECURITIES CORPORATION
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Guest, Olds and West, PLC
Certified Public Accountants

Donald G. Olds, CPA
Lawrence E. West, CPA
Joseph Trocino, CPA
Daniel E. Tomala, CPA
Douglas G. Olds, CPA

Lynn Brunson, CPA

INDEPENDENT AUDITORS' REPORT

Shareholder
Olin Securities Corporation
Bloomfield Hills, Michigan

We have audited the accompanying statement of financial condition of Olin Securities Corporation as of December 31, 2002. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olin Securities Corporation as of December 31, 2002, in conformity with generally accepted accounting principles.

BIRMINGHAM, MICHIGAN
February 20, 2003

Guest, Olds + West PLC
GUEST, OLDS AND WEST, PLC
Certified Public Accountants

30600 Telegraph Road – Suite 3165 / Bingham Farms, Michigan 48025 / (248) 645-1411 / Fax (248) 645-1435

OLIN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

Cash	$ 17,402
Deposit with clearing broker (Note 4)	25,000
Receivable from clearing organization	13,359
Securities and investments	2,200
Prepaid expenses, deposits and other assets	7,331
TOTAL ASSETS	$ 65,292

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 4,930
SHAREHOLDER'S EQUITY:	
Common stock ($1.00 par value; authorized 100,000 shares; issued and outstanding 50,000 shares)	50,000
Retained earnings	10,362
TOTAL SHAREHOLDER'S EQUITY	60,362
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 65,292

See Notes to Financial Statements.

OLIN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The corporation's accounting and reporting policies conform to generally accepted accounting principles. Certain significant accounting practices and policies are described as follows:

Organization and Operation - Olin Securities Corporation was organized for the purpose of acting as a securities broker-dealer and began business on April 15, 1988. The vast majority of customers are located in southeastern Michigan.

Recording of Securities Transactions - Securities transactions (and related trading profits and losses) are recorded on a trade date basis.

Property and Equipment - Office furniture and equipment are stated at cost and depreciated over the estimated useful lives of the assets using an accelerated depreciation method.

Taxes - The Corporation has elected to be taxed as an S corporation under the Internal Revenue Code and, accordingly, the sole shareholder will be responsible for payment of income taxes.

Cash Equivalents - For purposes of the statement of cash flows, the corporation considers all highly liquid investments purchased with a maturity of three months or less at acquisition date to be cash equivalents.

NOTE 2 - PROPERTY AND EQUIPMENT

The major classes of property and equipment at December 31, 2002 are as follows:

PROPERTY AND EQUIPMENT:	
Equipment	$5,967
Furniture and fixtures	3,307
Total	9,274
LESS: Accumulated depreciation	9,274
NET PROPERTY AND EQUIPMENT	-0-

See Notes to Financial Statement

NOTE 3 - NET CAPITAL REQUIREMENTS

The corporation is required to maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital of less than or equal to 15 to 1 pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as defined under such provisions. At December 31, 2002, the corporation had net capital, as defined, of $50,831 and a ratio of aggregate indebtedness to net capital of .0970 to 1.

NOTE 4 - MINIMUM DEPOSIT REQUIREMENT

The corporation's brokerage service agreement with its clearing broker requires that it maintain a minimum of $25,000 on deposit with the broker. The deposit may consist of cash or U.S. Government obligations.

NOTE 5 - USE OF ESTIMATES

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 – LEASES

The company conducts its operations from office space leased under a two-year non-cancelable operating lease expiring August 2003. The following is a schedule of future rental payments required under the lease as of December 31, 2002

Year Ending December 31	Amount
2003	$13,696

The rental expense for the year ended December 31, 2002 was $21,551.

See Notes to Financial Statements

Guest, Olds and West, PLC
Certified Public Accountants

Donald G. Olds, CPA
Lawrence E. West, CPA
Joseph Trocino, CPA
Daniel E. Tomala, CPA
Douglas G. Olds, CPA

Lynn Brunson, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Shareholder
Olin Securities Corporation
Bloomfield Hills, Michigan

In planning and performing our audit of the financial statements of Olin Securities Corporation for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Olin Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11); and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the corporation in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of procedures referred to in the proceeding paragraph and to assess whether those practices and procedure can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

30600 Telegraph Road – Suite 3165 / Bingham Farms, Michigan 48025 / (248) 645-1411 / Fax (248) 645-1435

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the corporation's practices and procedures were adequate at December 31, 2002 to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Guest, Olds + West, PLC

BIRMINGHAM, MICHIGAN
February 20, 2003

GUEST, OLDS AND WEST, PLC
Certified Public Accountants